Exhibit 34.1

Report of Independent Registered Public Accounting Firm

To the Management of Consumers Energy Company

We have examined management’s assertion, included in the accompanying Report on Assessment of Compliance with Servicing Criteria for Asset-Backed Issuers, that Consumers Energy Company (the “Company”) complied with the servicing criteria set forth in Item 1122(d) of the Securities and Exchange Commission’s Regulation AB for the asset-backed securities transactions for which the Company acted as servicer of the Securitization Property as defined within the Securitization Property Servicing Agreement dated as of July 22, 2014 (the “Platform”), as of December 31, 2017 and for the year then ended excluding criteria 1122(d)(1)(iii), 1122(d)(1)(iv), 1122(d)(2)(iii), 1122(d)(2)(vi), 1122(d)(4)(iii), 1122(d)(4)(v), 1122(d)(4)(ix), 1122(d)(4)(x), 1122(d)(4)(xi), 1122(d)(4)(xii), 1122(d)(4)(xiii), and 1122(d)(4)(xv), which (i) the Company has determined are not applicable to the servicing activities performed by it with respect to the Platform and (ii) the servicing activities that are applicable to the Platform but are excluded from the scope of management’s assertion and are not reported on herein. Consumers Energy Company’s management is responsible for its assertion and for the Company’s compliance with the applicable servicing criteria.  Our responsibility is to express an opinion on management’s assertion about the Company’s compliance with the applicable servicing criteria based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants.  Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management’s assertion about compliance with the applicable servicing criteria is fairly stated, in all material respects, and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with the applicable servicing criteria and performing such other procedures as we considered necessary in the circumstances.  Our examination included testing of selected asset-backed transactions and securities that comprise the Platform, testing of selected servicing activities related to the Platform, and determining whether the Company processed those selected transactions and performed those selected activities in compliance with the applicable servicing criteria.  Our procedures were limited to the selected transactions and servicing activities performed by the Company during the period covered by this report.  Our procedures were not designed to detect noncompliance arising from errors that may have occurred prior to or subsequent to our tests that may have affected the balances or amounts calculated or reported by the Company during the period covered by this report.  We believe that our examination provides, and that the evidence we obtained is sufficient and appropriate to provide, a reasonable basis for our opinion.  Our examination does not provide a legal determination on the Company’s compliance with the servicing criteria.

In our opinion, management’s assertion that Consumers Energy Company complied with the aforementioned applicable servicing criteria as of and for the year ended December 31, 2017 for the asset-backed securities transactions for which the Company acted as servicer of the Securitization Property as defined within the Securitization Property Servicing Agreement dated as of July 22, 2014 is fairly stated, in all material respects.

/s/ PricewaterhouseCoopers LLP

Detroit Michigan

March 8, 2018